
December 9, 2022

Duncan T. Blount
Chief Executive Officer
Chilean Cobalt Corp.
1199 Lancaster Ave, Suite 107
Berwyn, Pennsylvania 19312

> **Re: Chilean Cobalt Corp.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2022**
> **File No. 333-268335**

Dear Duncan T. Blount:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 14, 2022

Prospectus Summary
Positive Jurisdiction for Investments, page 5

1.	We note the disclosure that "C3 is located in a Western, mining-friendly jurisdiction." Please clarify here that you are located in Chile.

Risk Factors , page 22

2.	Please revise to discuss potential conflict of interests arising from Mr. Levinson's roles as Chairmain of the Board of Chilean Cobalt Corp. and as CEO of Genlith, Inc.

3.	The description of your officers and directors' experience suggests that some of your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effective service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws or advise.

Risks Related to Our Growth Strategy and Our Markets

Our planned cobalt and copper extraction and planned production operations in Chile will expose us to specific political, financial and oper, page 28

4.   We note the disclosure that your current exploration operations and planned production and extraction operations in Chile will expose you to risks, such as high inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

We, our operations, facilities, products and raw materials are subject to environmental, health and safety laws and regulations, and costs, page 39

5.   We note that your production facilities require numerous operating permits. Please expand on your disclosure to discuss the permit process and the current status of your production facilities in this permit process. See Item 101 (h)(ix) of Regulation S-K.

Description of the Business, page 58

6.   We note that you do not appear to provide mineral property disclosure for your property in Chile. Please refer to Item 1301 of Regulation S-K regarding required mining property disclosures. Based on your disclosure it appears you have mining operations that are material to your business and you should provide the individual property disclosure specified in Item 1304 of Regulation S-K.

7.   Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K.

Exhibits

8.   We note the disclosure that on September 17, 2022, the Company and its subsidiary entered into a non-binding letter of intent with Sociedad Legal Minera Soledad Uno de la Sierra Arenillas Atlas and Homero Eduardo Callejas Molina to acquire an additional 1,348 hectares of mining concessions in the main La Cobaltera area. Please update your disclosure regarding this transaction and, as appropriate, file this agreement as a material contract pursuant to Item 601 of Regulation S-K.

General

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or

Duncan T. Blount
Chilean Cobalt Corp.
December 9, 2022
Page 3

not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at 202-551-3610 if you have questions regardingengineering comments. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Craig D. Linder